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                       Applied Digital Solutions, Inc.
                             400 Royal Palm Way
                                  Suite 410
                          Palm Beach, Florida 33480


June 20, 2003

VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-1004

Mail Stop 4-6
Attention: Ms. Loryn Zerner, Examiner

          Re:  Applied Digital Solutions, Inc.
               Registration Statement on Form S-1
               Filed pursuant to Rule 462(b)

Dear Ms. Zerner:

          Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended (the "Act"), Applied Digital Solutions, Inc. (the "Company"), hereby respectfully requests the withdrawal of the Registration Statement on Form S-1, pursuant to Rule 426(b)(and all exhibits thereto)(the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") on June 18, 2003, in connection with the earlier effective registration statement Commission File No. 333-102165. No securities were sold in connection with the Registration Statement.

          The Company further requests:

          1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

          2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

          If you have any questions regarding this application for withdrawal, please contact the undersigned at (561) 805-8000.

                                       Very truly yours,

                                       /s/ Scott Silverman

                                       Scott Silverman
                                       Chairman and Chief Executive Officer